TRANSGLOBE ENERGY CORPORATION ACQUIRES OPERATED INTEREST IN
THE SOUTH ALAMEIN CONCESSION AGREEMENT IN EGYPT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 29, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the signing of a Sale and Purchase Agreement (“SPA”) to acquire a 50% operated working interest in the South Alamein Concession in the Arab Republic of Egypt (“Egypt”) from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly owned subsidiary of COMPAÑ¥A ESPAÑOLA DE PETRÓLEOS, S.A. (of Spain) subject to the approval of the Egyptian Government and customary closing conditions. All dollar values are expressed in United States dollars unless otherwise stated.

The transaction highlights include:

  $3.0 million all-cash deal;
  An expansion of TransGlobe’s portfolio in Egypt’s Western Desert, located approximately 150 kilometres northwest of Cairo;
  Near term appraisal / development of the oil discovery well, Boraq-2X, which tested a combined 1,700 barrels of oil per day (“Bopd”) of light oil from two zones;
  Current size of the South Alamein concession is 2,258 square kilometres (558,120 acres) and includes portions of the Alamein and Tiba basins, surrounded by several oil and gas fields producing from the Cretaceous and Jurassic formations;
  Significant number of ready to drill exploration prospects developed from recently acquired 3-D seismic which covers the entire South Alamein Concession area; and
  A map showing the purchased acreage can be found on TransGlobe’s web site http://www.trans-globe.com/operations/egypt/south-alamein.

South Alamein, Egypt (50% operated working interest)

TransGlobe South Alamein Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a SPA to acquire Cepsa Egypt’s 50% operated working interest in South Alamein for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). Ancillary to this transaction is an agreement between TransGlobe and El Paso SA on a go-forward appraisal program in exchange for El Paso SA waiving its preferential right under its joint operating agreement with Cepsa Egypt. TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometres (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraising and developing the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production.

Upon successful completion of the appraisal program, it is expected that a development plan would be submitted to the Egyptian Government for approval. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The South Alamein PSC is in the first, two-year extension period which expires on April 5, 2012. A further two-year extension is available under the concession agreement. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals and securing the waiver of the preferential right by El Paso SA. TransGlobe cannot make assurances that it will successfully close the subject transaction.

Operations Update

West Gharib second quarter average to-date production has increased to approximately 11,370 Bopd, up 30% from first quarter average production of 8,738 Bopd. Two drilling rigs continue to focus on the development of the Upper and Lower Nukhul reservoirs in the Arta / East Arta fields, with a third rig currently working in the Hoshia field. Total production for the second quarter average to-date has increased to approximately 11,850 Bopd, including production from Block 32 in the Republic of Yemen (“Yemen”). Production of approximately 2,300 Bopd from Block S-1 in Yemen continues to be shut-in since March 17, 2011.

TransGlobe has collected in excess of $68 million year-to-date from the Egyptian Government related to West Gharib oil sales.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com